Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated November 20, 2013, relating to the consolidated and combined financial statements and financial statement schedule of The ADT Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the basis of presentation of the consolidated and combined financial statements), and the effectiveness of The ADT Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of The ADT Corporation for the year ended September 27, 2013, and to the reference to us under headings “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boca Raton, Florida
March 27, 2014